SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                               FORM U-6B-2

                       Certificate of Notification


Certificate is filed by:  HEC/Tobyhanna Energy Project, Inc.


     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:

     7.625% Certificates of Participation.

2.   Issue, renewal or guaranty:

Issue

3.   Principal amount of security:

     $26,477,000 aggregate principal amount.

4.   Rate of interest per annum of each security:

7.625%

5.   Date of issue, renewal or guaranty of each security:

Certificates of Participation were issued as of September 30, 1999.

6.   If renewal of security, give date of original issue:

7.   Date of maturity of security:

     August 15, 2022.

8.   Name of the person to whom security was issued, renewed or guaranteed:

First Union Capital Markets Corp.

9.   Collateral given with security, if any:

Obligations under the Certificates of Participation are secured by a security interest in (i) all goods, equipment, machinery, structures, fixtures or other tangible property (including building materials and supplies, and all gas pipelines, mains, meters, valves, fixtures, fittings and appurtenances thereto), wherever located or installed, whether now owned or hereafter acquired, which are or are to be installed as part of, or are or are to be used in connection with the installation and the operation of, the Energy Savings Performance Contract Project at any time, all attachments or accessions thereto, and all substitutions and replacements thereof, (ii) all books, records, warranties and other general intangibles at any time relating to any of the foregoing and (iii) all proceeds, including insurance proceeds, of any of the foregoing.
10.  Consideration received for security:

     $26,477,000.

11.  Application of proceeds of security:

     General construction, maintenance and overhead costs incurred in providing energy services and general working capital.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of
          Section 6(b):

          Not applicable.

     b.   the provisions contained in the fourth sentence of
          Section 6(b):

          Not applicable.

     c. the provisions contained in any rule of the Commission other than Rule U-48:
                         X

13.  If the security or securities were exempt from the provisions of
     Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)

     Not applicable.

14.  If the security or securities are exempt from the provisions of
     Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15.  If the security or securities are exempt from the provisions of
     Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

     Rule 52.

                                   HEC/Tobyhanna Energy Savings Project, Inc.
 By  /s/Leonard Rodriguez
 								Counsel
                                      	Northeast Utilities Service Company
                                      	Its Attorney

Date: October 27, 1999